UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                (Amendment No. 3)
                                 (Rule 13d-102)

                 Information To Be Included In Statements Filed
                   Pursuant To Rules 13d-1(b), (c) And (d) And
                Amendments Thereto Filed Pursuant To Rule 13d-2*

                                 POKERTEK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    730864105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|_|   Rule 13d-1(b)
|_|   Rule 13d-1(c)
|X|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 730864105                   Schedule 13G                       Page 2 of 7

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1.    NAME OF REPORTING PERSON

      James T. Crawford, III
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|
      (b)   |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
NUMBER OF         5.    SOLE VOTING POWER
SHARES
BENEFICIALLY            1,224,900 (See Item 4)
OWNED BY          --------------------------------------------------------------
EACH              6.    SHARED VOTING POWER
REPORTING
PERSON                  -0- (See Item 4)
WITH:             --------------------------------------------------------------
                  7.    SOLE DISPOSITIVE POWER

                        1,224,900 (See Item 4)
                  --------------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER

                        -0- (See Item 4)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,224,900
--------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      |_|
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      11.1%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      IN (See Item 4)
--------------------------------------------------------------------------------

CUSIP 730864105                   Schedule 13G                       Page 3 of 7

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON

      Crawford Ventures, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|
      (b)   |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      North Carolina
--------------------------------------------------------------------------------
NUMBER OF         5.    SOLE VOTING POWER
SHARES
BENEFICIALLY            1,224,900 (See Item 4)
OWNED BY          --------------------------------------------------------------
EACH              6.    SHARED VOTING POWER
REPORTING
PERSON                  -0- (See Item 4)
WITH:             --------------------------------------------------------------
                  7.    SOLE DISPOSITIVE POWER

                        1,224,900 (See Item 4)
                  --------------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER

                        -0- (See Item 4)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,224,900
--------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      |_|
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      11.1%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      OO (See Item 4)
--------------------------------------------------------------------------------

CUSIP 730864105                   Schedule 13G                       Page 4 of 7

Item 1. (a) Name of Issuer:

            PokerTek, Inc.

        (b) Address of Issuer's Principal Executive Offices:

            1150 Crews Road, Suite F
            Matthews, North Carolina 28105

Item 2. (a) Names of Persons Filing:

            (i)   James T. Crawford, III
            (ii)  Crawford Ventures, LLC

        (b) Address of Principal Business Office or, if none, Residence:

            As to (i)   1150 Crews Road, Suite F
                        Matthews, North Carolina 28105

            As to (ii)  5237 Lancelot Drive
                        Charlotte, North Carolina 28270

        (c) Place of Organization or Citizenship:

            As to (i)   U.S.

            As to (ii)  North Carolina

        (d) Title of Class of Securities:

            Common Stock, no par value

        (e) CUSIP Number:

            730864105

Item 3. If this statement is filed pursuant to ss.ss.240.13d - 1(b) or 240.13d - 2(b) or (c), check whether the person filing is a:

      Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(d) and Rule 13d-1(k) but not a group filing.

CUSIP 730864105                   Schedule 13G                       Page 5 of 7

Item 4. Ownership.

        (a) Amount beneficially owned:

            (i)   1,224,900
            (ii)  1,224,900

        (b) Percent of Class:

            (i)   11.1%
            (ii)  11.1%

        (c) Number of Shares as to which such person has:

            (i)  Sole power to vote or to direct the vote

                  (i)   1,224,900
                  (ii)  1,224,900

            (ii) Shared power to vote or to direct the vote

                  (i)   -0-
                  (ii)  -0-

            (iii) Sole power to dispose or to direct the disposition of

                  (i)   1,224,900
                  (ii)  1,224,900

            (iv) Shared power to dispose or to direct the disposition of

                  (i)   -0-
                  (ii)  -0-

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

      Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

      See information in Item 4, above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

      Not Applicable.

Item 8. Identification and Classification of Members of the Group

      See information in Item 3 and Item 4, above.

Item 9. Notice of Dissolution of Group

      Not Applicable.

Item 10. Certification

      Not Applicable.

CUSIP 730864105                   Schedule 13G                       Page 6 of 7

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 2, 2009


JAMES T. CRAWFORD, III

/s/ James T. Crawford, III
-----------------------------------------
James T. Crawford, III


CRAWFORD VENTURES, LLC

By: /s/ James T. Crawford, III
    -------------------------------------
    James T. Crawford, III, as Manager

CUSIP 730864105                   Schedule 13G                       Page 7 of 7

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
1                 Joint Filing Agreement, dated January 30, 2006, by and between
                  James Crawford and Crawford Ventures, LLC, pursuant to Rule
                  13d-1(k) of the Securities Exchange Act of 1934, as amended, incorporated by reference to the Schedule 13G filed by James
                  Crawford and Crawford Ventures, LLC on January 31, 2006.